Exclusive Purchase Option Agreement

As of 1/21/2022

This exclusive purchase option agreement (the “Option Agreement”) is made between VV Markets, LLC (“Purchaser” or “us”) and Black Sheep Finds, Inc. (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points

-You will supply the Asset(s) to the Purchaser, and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

-We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

-For a period of twelve (12) weeks from the date of this Option Agreement (the “Period”), you grant us the exclusive right to purchase the Asset(s).

Your Rights and Obligations

-You will supply the Assets listed in the Asset Table upon bottling.

-You will provide us with reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

-You will not advertise the allocated cases or bottles of the Collection online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale”.

-Upon the completion of the offering, you will continue to store, maintain, and age the assets, before they are bottled.

The Results:

-Upon the successful completion of the relevant offering through the Vint platform, you will receive payment of the Consideration for the associated Asset, as outlined below, and we will assume title in, and take possession of, the Asset(s), unless otherwise mutually agreed by you and us.

Other:

-This Option Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

Asset Table

Joy Fantastic Vint En Primeur 2023
Wine	Vintage	Quantity	Bottle Size (ml)
Joy Fantastic Syrah	2021	600	750

Description:	Joy Fantastic Vint En Primeur 2023 Collection
Total Acquisition Cost:	$20,000
Consideration: Cash (%) Equity (%) Total	$20,000 (100%) (0%) $20,000
Other Terms:

Acknowledged and Agreed:

/s/Nicholas King	/s/Peter Hunken

VV Markets	Seller
Name: Nicholas King	Name: Peter Hunken
Title: Chief Executive Officer	Title: Owner